THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

04 FEB 10 AM 7:21

82-3708

21st January, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

[redacted]

04012692

By Air Mail

Dear Sirs,

Pursuant to clause 41 of the Listing Agreement, we hereby inform you that a meeting of the Board of Directors of the Company will be held on Thursday the 29th January, 2004 to take on record the quarterly Unaudited Financial Results of the Company for the 3rd quarter ended on 31st December, 2003.

Thanking you,

Yours faithfully,

Company Secretary

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